Monarch Village GH, Inc.
Consolidated Balance Sheet
As of December 31, 2025

Assets

Current Assets

Novo Checking	$	1,070.35
Chase Checking	$	1,088.25
Total Current Assets	$	**2,158.60**
Long Term Assets		
Equipment	$	2,397.93
Land	$	11,421.37
Construction in Progress	$	545.45
Total Long Term Assets	$	14,364.76
Total Assets	$	**16,523.36**

Liabilities

Current Liabilities		
Account Payable	$	-
Total Current Liabilities	$	**-**
Long Term Liabilities		
Long Term Liabilities	$	-
Total Long Term Liabilities	$	**-**
Total Liabilities	$	**-**

Equity

Retained Earnings	$	(41,767.55)
Investments - Wefunder	$	107,757.00
Distributions	$	(7,372.11)
Net Income	$	(42,093.98)
Total Equity	$	**16,523.36**
Total Liabilities & Equity	$	**16,523.36**

Monarch Village GH, Inc.
Statement of Cash Flows
January 1, 2025 Through December 31, 2025

Cashflow from Operations		
Changes in Working Capital	$	-
Depreciation	$	-
Net Income	$	(42,093.98)
Total Cashflows from Operations	$	(42,093.98)

Cashflows from Investing		
Decrease from Distributions	$	(7,372.11)
Increase in Investment	$	(12,618.99)
Total Cashflows from Investing	$	(19,991.10)

Cashflows from Financing		
Increase in Payables	$	-
Issuance of Debt	$	-
Total Cashflows from Financing	$	-
Beginning Cash Balance	$	64,243.68
Change in Cashflows	$	(62,085.08)
Year Cashflows	$	(62,085.08)
Cashflow as of Report Date	$	2,158.60

Monarch Village GH, Inc.
Statement of Income and Expense
January 1, 2025 Through December 31, 2025

Revenue

Revenue	$	-
Total Revenue	**$**	**-**

Cost of Goods Sold

Cost of Goods Sold	$	-
Total Cost of Goods Sold	**$**	**-**
Gross Profit	**$**	**-**

Expenses

Architect Fees	$	476.19
Bank Fees	$	20.00
Communication Expense	$	1,108.43
Conference	$	2,000.00
Courier Service	$	47.62
Land Due Diligence	$	1,616.64
Lands Commission	$	12,542.80
Legal	$	8,040.67
Marketing	$	1,048.46
Payment to Dale	$	5,500.00
Professional Services	$	2,318.62
Regulation CF Fees	$	79.00
Software & Subscriptions	$	1,312.09
Surveyor Fees	$	4,229.20
Transport	$	1,754.26
Total Expenses		**$42,093.98**
Net Ordinary Income	**$**	**(42,093.98)**
Other Income and Expenses	**$**	**-**
Other Expenses	$	-
Net Income	**$**	**(42,093.98)**

Monarch Village GH, Inc.
Statement of Owners Equity
January 1, 2025 Through December 31, 2025

	Changes to Equity	Total equity
	USD	USD
Balance at 1 January 2025	$ 65,989.45	$ 65,989.45
Changes in accounting policy	$ -	$ -
Restated balance	$ 65,989.45	$ 65,989.45
Changes in equity for 2025		
Change in Retained Earnings	$ -	$ -
Investments	$ -	$ -
Dividends	$ (7,372.11)	$ (7,372.11)
Change in Income	$ (42,093.98)	$ (42,093.98)
Revaluation gain	$ -	$ -
Balance at 31 December 2025	$ 16,523.36	$ 16,523.36